

March 22, 2012

<u>Via E-mail</u>
Mr. Kyle R. Sugamele
Chief Legal Officer
Concur Technologies, Inc.
18400 NE Union Hill Road
Redmond, WA 98052

> **Re:** **Concur Technologies, Inc.**
> **Form 10-K for the Fiscal Year Ended September 30, 2011**
> **Filed November 17, 2011**
> **Form 10-Q for the Quarterly Period Ended December 31, 2011**
> **Filed February 7, 2012**
> **File No. 000-25137**

Dear Mr. Sugamele:

We have reviewed your letter dated February 27, 2012 in connection with the above-referenced filings and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated February 15, 2012.

Form 10-Q for the Quarterly Period Ended December 31, 2011

Item 1. Financial Statements

Notes to Consolidated Financial Statements

Note 7. Intangible Assets, page 9

1.   We note your response to prior comment 5. Please further clarify the nature of the future economic benefits you expect to receive from the intangible asset acquired under the ADP arrangement. That is, tell us if the future economic benefits relate to the specific contracts you have acquired, or future services you expect to sell to the customer base. As

part of your response, please describe the terms (i.e., length of contracts and pricing arrangements) of the customer contracts acquired under this arrangement, and the terms of the contracts previously in place between you and ADP relating to the underling SaaS solutions you were providing to these customers. Tell us what consideration you have given to further disclosing the terms of the contracts acquired, and the nature of the economic benefits you expect to receive from this intangible asset.

You may contact Laura Veator, Staff Accountant, at (202) 551- 3716 if you have questions regarding comments on the financial statements and related matters.   If you require further assistance, do not hesitate to contact me at (202) 551-3499.

Sincerely,

/s/ Kathleen Collins

Kathleen Collins
Accounting Branch Chief

cc: Via E-mail
        Frank Pelzer, Chief Financial Officer